Hong Kong Exchanges and Clearing Limited and The Stock Exchange of Hong Kong Limited take no responsibility for the contents of this announcement, make no representation as to its accuracy or completeness and expressly disclaim any liability whatsoever for any loss howsoever arising from or in reliance upon the whole or any part of the contents of this announcement.

(Incorporated in the Cayman Islands with limited liability)
(Stock Code: 457)

VOLUNTARY WITHDRAWAL OF LISTING ON
THE STOCK EXCHANGE OF HONG KONG LIMITED

The Listing Committee of the Stock Exchange approved the Proposed Withdrawal on 23 July 2009, and the required three month period of notice to the Shareholders of the Proposed Withdrawal will be completed on 1 September 2009. Accordingly, the conditions for the withdrawal of the listing of the Shares on the Stock Exchange will all be satisfied on 1 September 2009. The last day of dealings in the Shares is expected to be Wednesday, 2 September 2009, and the listing of the Shares on the Stock Exchange is expected to be withdrawn at 4:30 p.m. on Wednesday, 9 September 2009 (Hong Kong time).

Reference is made to the announcement of the Company dated 27 February 2009 and the circular of the Company dated 24 April 2009 (the “Circular”) in relation to, inter alia, the Proposed Withdrawal. Reference is also made to the announcement of the Company dated 1 June 2009 in relation to the EGM of the Company approving the Proposed Withdrawal and notice to the Shareholders of the Proposed Withdrawal pursuant to Rule 6.11(3) of the Listing Rules. Capitalized terms used in this announcement shall have the same meanings as in the Circular unless defined otherwise.

At the EGM of the Company held on 30 May 2009, all resolutions set out in the Notice of EGM, including a resolution to approve the Proposed Withdrawal, were duly passed by the Shareholders by way of poll. Notice of the Proposed Withdrawal was given to the Shareholders and ADS holders pursuant to Rule 6.11(3) on 1 June 2009. The Listing Committee of the Stock Exchange approved the Proposed Withdrawal on 23 July 2009, and the required period of three months since notice of the Proposed Withdrawal was given to Shareholders by the Company’s announcement dated 1 June 2009 will be completed on 1 September 2009. Accordingly, the conditions for the withdrawal of listing as set out in the Circular will all be satisfied on 1 September 2009. The last day of dealings in the Shares on the Main Board of the Stock Exchange is expected to be Wednesday, 2 September 2009. The listing of the Shares on the Main Board of the Stock Exchange is expected to be withdrawn at 4:30 p.m. on Wednesday, 9 September 2009 (Hong Kong time).

As set out in the Circular, BoNYM has agreed that, from 3 September to 30 October 2009 inclusive, it will waive its fees for the execution and delivery of ADRs upon deposit of Shares into the ADS Program.

The closure of the Hong Kong branch register of members and transfer of shares to the Cayman Islands register of members are expected to take place at 4:30 p.m. on Monday, 21 September 2009 (Hong Kong time).

       By order of the Board
O2Micro International Limited
             Sterling Du
        Executive Director

1 September 2009

As at the date of this announcement, the Board comprises:

Executive Directors: Mr. Sterling Du Mr. Chuan Chiung “Perry” Kuo Mr. James Elvin Keim * For identification purpose only	Independent Non-Executive Directors: Mr. Michael Austin Mr. Teik Seng Tan Mr. Lawrence Lai-Fu Lin Mr. Keisuke Yawata Mr. Xiaolang Yan Mr. Ji Liu